

November 8, 2012

Mr. Christopher Conway
President and Chief Executive Officer
CLARCOR, Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067

> **Re: CLARCOR, Inc.**
> **Form 10-K for the year ended December 3, 2011**
> **Filed January 27, 2012**
> **File No. 001-11024**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 3, 2011

Acquisitions, page 3

1. Reference is made to the potential earn-out of $1 million in connection with the acquisition of TransWeb. Supplementally discuss the consideration given to ASC 805-10-55-24 through 55-25 with regard to this contingent payment.

Risk Factors, page 7

Adverse macroeconomic and business conditions, page 7

2. Please revise this risk factor, or add a new risk factor, to address the risks to the company related to the recent slowdown in the rate of growth in China. We note, in that regard, the disclosure on pages 25 and 29 in your most recent quarterly report addressing the impact of macroeconomic issues in China on your net sales in recent periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief